UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:  0-9409
Mercer International Inc.
(Exact name of registrant as specified in its charter)
Suite 2840, 650 West Georgia Street, Vancouver, B.C., V6B 4N8, Canada
(604) 684-1099
(Address, including zip code, and telephone number, including area code, of registrant’s principal office)
Shares of beneficial interest, $1.00 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

		Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:  1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Mercer International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 1, 2006	By:	/s/ David M. Gandossi
David M. Gandossi
Secretary, Executive Vice President and Chief Financial Officer